SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

22 June 2007

PROPOSAL OF THE SHAREHOLDERS CAIXA GERAL DE DEPÓSITOS, S.A. AND BANCO
ESPÍRITO SANTO, S.A.

ITEM 6 ON THE AGENDA:
(To resolve on the election of the Members of the Compensation Committee)

Whereas:

A) The former members of the Compensation Committee Professor António Manuel da Rocha e Menezes Cordeiro, Mr. Manuel Alves Monteiro and Mr. João de Mello Franco resigned from office as per resignation letters dated of 1 June 2007, 4 June 2007 and 4 June 2007, respectively;

B) It is convenient to maintain a Compensation Committee, with the election of new members of the Compensation Committee to substitute the departing ones, in order to complete the 2006-2008 term-of-office;

C) The Chairman of the General Meeting of Shareholders understood that, taking into consideration the need to appoint a new Chairman and Members of the Compensation Committee and his own attributions as its Chairman, he should make an addendum to the notice of this General Meeting of Shareholders;

D) According to such addendum, this resolution shall be discussed and resolved upon under the last item on the agenda, in order to promote a good conduction of the works of the General Meeting of Shareholders;

It is hereby proposed that it be resolved:

1. Under the terms and for the purposes of paragraph 1 of article 399 of the Portuguese Companies Code, to elect Mr. Álvaro João Duarte Pinto Correia, Mr. João de Mello Franco and

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Mr. Francisco Adelino Gusmão Esteves de Carvalho as members of the Compensation Committee in substitution of the departing members Professor António Manuel da Rocha e Menezes Cordeiro, Mr. Manuel Alves Monteiro and Mr. João de Mello Franco;

2. To cast a vote of appreciation to the above mentioned departing members of the Compensation Committee for the contribution to the Company assured during their term of office.

Lisbon, 8 June 2007

The Shareholders,

CAIXA GERAL DE DEPÓSITOS, S.A.,

BANCO ESPÍRITO SANTO, S.A.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.